                                                              Exhibit 99 (a) (9)

                   [WorldGate Communications, Inc. Letterhead]

                              ______________, 2001


Dear option holder:

         On behalf of WorldGate Communications, Inc., I am writing to provide you with the results of our recent offer to exchange outstanding options (the "Old Options") granted under the WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan (the "Plan") for new options we will grant under the Plan (the "New Options"). The offer was consummated pursuant to the terms and conditions in the Company's offer to exchange dated June 25, 2001 and the related letter of transmittal (the "Offer Materials").

         The offer expired at 12:00 midnight, Philadelphia time, on ____________, 2001. Promptly following the expiration of the offer and pursuant to the terms and conditions of the offer, we accepted for exchange on __________, 2001 tendered Old Options exercisable for a total of ____________ shares of common stock and canceled all such Old Options.

         We have accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of common stock (the "Option Shares") as we have indicated on the Option Exchange Election Form that you submitted and which we have signed and are returning to you. In accordance with the terms and subject to the conditions of the offer, you have the right to receive New Options under the Plan exercisable for the number of Option Shares set forth on the Option Exchange Election Form. Also in accordance with the terms of the offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except that:

    o the per share exercise price under the New Options will equal the fair market value of the common stock on the date we grant the New Options;

    o the New Options will be subject to forfeiture and all shares acquired upon the exercise of New Options will be subject to return to WorldGate upon the occurrence of certain events as set forth in the grant letter.

         In accordance with the terms and subject to the conditions of the offer, we will grant you the New Options on or about ______________, 2002. At that time, as described in the Offer Materials, you will receive a New Option agreement that will be executed by you and WorldGate.

         In accordance with the terms of the offer, and as provided in the Plan, you must be an employee or director of WorldGate or one of its subsidiaries from the date you tendered Old Options through the date we grant the New Options to receive your New Options. If for any reason you do not remain an employee or director, you will not receive New Options or any other consideration for the Old Options tendered by you and canceled by us. Participation in the Offer does not confer upon you the right to remain in employ of WorldGate or any of its subsidiaries.

         If you have any questions about your rights in connection with the grant of New Options, please call Jamie Press at (215) 354-5186.

                                            Sincerely,


                                            Hal M. Krisbergh,
                                            Chairman and Chief Executive Officer